UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 15, 2018

KMG Chemicals, Inc.

(Exact name of registrant as specified in its charter)

TEXAS	001-35577	75-2640529
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Throckmorton Street, Fort Worth, Texas	76102
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code 817-761-6100

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item  8.01 Other Events.

On August 15, 2018, KMG Chemicals, Inc., a Texas corporation (the “Company” or “KMG”), issued a joint press release announcing, among other things, the entry into an Agreement and Plan of Merger with Cabot Microelectronics Corporation, a Delaware corporation (“Cabot Microelectronics”), and Cobalt Merger Sub Corporation, a Texas corporation and wholly owned subsidiary of Cabot Microelectronics (the “Merger Agreement”). A copy of the joint press release is attached hereto as Exhibit 99.1 and the sections thereof corresponding to such announcement are hereby incorporated herein by reference.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction between KMG and Cabot Microelectronics. In connection with the proposed transaction, Cabot Microelectronics will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), with respect to the registration of the shares of common stock of Cabot Microelectronics to be issued in the proposed transaction, which will include the prospectus of Cabot Microelectronics and the proxy statement of KMG related to KMG’s special meeting of KMG’s shareholders to consider the proposal to adopt the Merger Agreement (collectively, “Proxy Statement/Prospectus”), as well as other relevant documents regarding the proposed transaction. A definitive Proxy Statement/Prospectus will also be sent to KMG’s shareholders. This communication is not a substitute for the Registration Statement and Proxy Statement/Prospectus that Cabot Microelectronics and KMG will file with the SEC or any other documents that KMG or Cabot Microelectronics may file with the SEC or send to shareholders of KMG in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF KMG ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY KMG OR CABOT MICROELECTRONICS WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement/Prospectus (when available) and other relevant documents filed or that will be filed by KMG or Cabot Microelectronics with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the Proxy Statement/Prospectus and other relevant documents filed by KMG with the SEC will be available free of charge on KMG’s internet website at https://kmgchemicals.com/or by contacting KMG’s Investor Relations Department at 817-761-6006. Copies of the registration statement, Proxy Statement/Prospectus and other relevant documents filed by Cabot Microelectronics with the SEC will be available free of charge on Cabot Microelectronics’ internet website at https://www.cabotcmp.com/or by contacting Cabot Microelectronics’ Investor Relations Department at (630) 499-2600.

No Offer or Solicitation

This communication does not constitute an offer to sell, or an invitation to subscribe for or purchase, or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

KMG, Cabot Microelectronics, and their respective directors and executive officers may be considered participants in the solicitation of proxies from shareholders of KMG in connection with the proposed transaction. Information about the directors and executive officers of KMG is set forth in its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on November 3, 2017. Information about the directors and executive officers of Cabot Microelectronics is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on January 23, 2018. Additional information regarding the participants and other persons who may be deemed participants in the proxy solicitation in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication may contain certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of KMG, its expectations relating to the proposed transaction with Cabot Microelectronics and its future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about KMG’s management’s beliefs and expectations, are forward-looking statements. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions or the negative thereof. While KMG believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond KMG’s control. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from KMG’s current expectations depending upon a number of factors affecting KMG’s business and risks associated with the successful execution and integration of the proposed transaction with Cabot Microelectronics and the performance of Cabot Microelectronics’ businesses following such transaction. These factors include, among others, the successful completion of the proposed transaction with Cabot Microelectronics; the ability to successfully implement plans and other key strategies for the integration of the proposed transaction and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the risk that KMG and Cabot Microelectronics will be unable to retain and hire key personnel; the receipt and timing of required shareholder and regulatory approvals for the proposed transaction; the ability to finance the proposed transaction; the inherent uncertainty associated with financial projections; changes in economic and business conditions; changes in financial and operating performance of major customers and industries and markets served by KMG or Cabot Microelectronics; the timing of orders received from customers of KMG or Cabot Microelectronics; the gain or loss of significant customers of KMG or Cabot Microelectronics; competitive pressures in all markets in which KMG and Cabot Microelectronics operate; changes in the demand for products; limitations or prohibitions on the manufacture and sale of products; availability of raw materials; changes in the cost of raw materials and energy; changes in markets in general; changes in laws and government regulation impacting operations or products; the occurrence of claims or litigation; the occurrence of natural disasters; political unrest affecting the global economy; political instability affecting manufacturing operations; changes in accounting standards; changes in the jurisdictional mix of the earnings of KMG or Cabot Microelectronics and changes in tax laws and rates; volatility and substantial uncertainties in the debt and equity markets; technology or intellectual property infringement; decisions that KMG or Cabot Microelectronics may make in the future; and such other risks and uncertainties detailed in KMG’s periodic public filings with the SEC, including, but not limited, to those discussed under “Risk Factors” in KMG’s Form 10-K for the fiscal year ended July 31, 2017, in KMG’s subsequent filings with the SEC and in other investor communications of KMG from time to time. KMG does not undertake to and specifically declines any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit 99.1.	Joint Press Release of KMG Chemicals, Inc. and Cabot Microelectronics Corporation, dated August 15, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KMG Chemicals, Inc.

By:	/s/ Roger C. Jackson	Date: August 15, 2018
Roger C. Jackson
Vice President, General Counsel and Secretary